UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation

1025 West NASA Blvd.

Melbourne, Florida 32919

HARRIS CORPORATION

RETIREMENT PLAN

Audited Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010

and for the Year Ended December 31, 2011

HARRIS CORPORATION RETIREMENT PLAN

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and the Harris Corporation Employee Benefits Committee of the

Harris Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boca Raton, Florida

June 27, 2012

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31, 2011	December 31, 2010
ASSETS
Investments at fair value:
Interest bearing cash	$7,457,049	$9,069,510
Preferred stocks	1,604,219	1,523,197
Common stocks	524,726,978	578,815,864
Registered investment companies	225,362,651	239,412,745
Common/collective trust funds	2,038,542,850	1,945,143,543
Synthetic guaranteed investment contract wrappers	333,759	2,017,934

Total investments at fair value	2,798,027,506	2,775,982,793
Receivables:
Accrued interest and dividends	639,106	503,370
Notes receivable from participants	46,289,594	43,121,494
Transfers in	—	18,549,367
Due from broker for securities sold	1,187,100	113,197

Total receivables	48,115,800	62,287,428

Total assets	2,846,143,306	2,838,270,221
LIABILITIES
Accrued administrative expenses	446,867	449,386
Due to broker for securities purchased	1,605,819	351,447

Total liabilities	2,052,686	800,833

Net assets available for benefits at fair value	2,844,090,620	2,837,469,388
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,665,573)	(12,169,928)

Net assets available for benefits	$2,824,425,047	$2,825,299,460

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2011

Additions to net assets attributed to:
Investment income/(loss):
Net depreciation in fair value of investments	$(16,300,383)
Dividends	10,506,208

Total	(5,794,175)
Contributions:
Participant rollovers	8,591,406
Employer matching	58,816,893
Participant (other than rollovers)	113,765,042

Total contributions	181,173,341
Interest on notes receivable from participants	2,031,386
Transfers into the Plan from another plan	4,085,428

Total additions, including net investment loss	181,495,980

Deductions from net assets attributed to:
Benefits paid to participants	178,133,050
Administrative expenses	4,237,343

Total deductions	182,370,393

Net decrease	(874,413)
Net assets available for benefits:
Beginning of year	2,825,299,460

End of year	$2,824,425,047

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Notes to the Financial Statements

December 31, 2011 and 2010

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General — The Plan is a defined contribution plan with a 401(k) feature covering substantially all eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

B.	Contributions — Participants may contribute a percentage of both pre-tax and after-tax eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. The Company matches up to 50% or 100% (depending on business unit) of pre-tax and after-tax contributions subject to a limit of 4%, 5% or 6% (depending on business unit) of eligible compensation for any eligible employee who has completed the Plan’s service requirement (either six months or one year, depending on business unit).
Full-time regular participants who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2011, no profit sharing contributions were made; instead, the Company’s cash-based Performance Reward Plan (or similar plan) permitted each participant eligible for such plan to elect a special, unmatched pre-tax contribution to the Plan of 0%, 50% or 100% of the amount, otherwise payable to the participant by the Company in cash under the Performance Reward Plan (or similar plan), subject to Code limitations. In addition, participants may rollover amounts to the Plan from other qualified plans.

C.

Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, upon attainment of age 59 1/2 or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period.

D.	Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, designated Roth after-tax and rollover contributions. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period may not exceed ten years. Interest rates are established by the Company based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.	Participant Accounts — Each participant’s account is credited with the participant’s contribution, including the contribution, if any, in respect of the participant’s election under the Company’s cash-based Performance Reward Plan (or similar plan), and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary profit sharing contribution, if any, and (c) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F.	Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax and rollover contributions plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is 100% vested after four years of service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%

However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer contributions more quickly than described above.

A participant also becomes 100% vested in Employer contributions upon his or her termination of employment after attaining age 55 or on account of his or her death or disability.

G.	Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore the accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any matching or profit sharing contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at December 31, 2011 and 2010 were $883,294 and $1,050,569, respectively. For the years ended December 31, 2011 and 2010, Company contributions to the Plan were reduced by $1,143,000 and $770,900, respectively, from forfeited non-vested accounts.

H.	Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.	Investment Options — Upon enrollment into the Plan, a participant may direct Company and participant contributions into any of several investment options, including the Harris Stock Fund. A participant may transfer amounts from other investment options into the Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the Harris Stock Fund. The Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that the Company is entitled to a deduction for dividends paid on shares held in the Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the Harris Stock Fund or paid from the Plan in cash to the participant.

The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily; however, amounts in the Stable Value Fund cannot be transferred directly to the Money Market Fund. Investments are also governed by other limitations described in the Plan document and the “Summary Plan Description.”

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis. Certain prior year data have been reclassified to conform to the presentation for the year ended December 31, 2011.

Presentation of Prior Period Investment — For 2010, the Company revised the Statement of Net Assets Available for Benefits and certain related disclosures to correct an error in the classification of an investment. As a result, an investment of approximately $175,000,000 in the Principal Global Fund is presented in the classification of common/collective trust funds, as opposed to its original classification of registered investment companies. The change had no effect on the valuation of the investment, the total Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010.

Recent Accounting Pronouncements

Fair Value Measurement — In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. generally accepted accounting principles and International Financial Reporting Standards. This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Plan is currently evaluating the impact this update will have on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Valuation of Investments — The Plan’s investments are stated at fair value. Quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the trustee or investee company. See Note 7 — Financial Instruments for further information on the valuation of investments.

Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Synthetic Guaranteed Investment Contracts — During 2011 and 2010, the Plan held synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund (the “Fund”). A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The fair value of the synthetic GICs was determined using a discounted cash flow method or quoted market prices of underlying investments. The fair value of the contract wrapper was based on the present value of the difference between the current fee and fee re-bids provided by the issuers and was $333,759 and $2,017,934 at December 31, 2011 and 2010, respectively. The Plan values all investments at fair value. See Note 7 — Financial Instruments for further discussion of fair value measurements.

The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.

The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.

The investments in synthetic GICs are presented at fair value on the Statements of Net Assets Available for Benefits. To the extent that the underlying portfolio of a synthetic GIC has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future interest crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future interest crediting rate may be higher than the then-current market rates. The adjustments ensure that ending net assets available for benefits are recorded at contract value and reflect the unrealized and/or realized gains and losses on the underlying portfolio of synthetic GICs.

Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.

At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.

The average yield based on actual earnings was approximately 1.68% at December 31, 2011 and 2.44% at December 31, 2010. The average yield based on interest rate credited to participants was approximately 2.57% at December 31, 2011 and 2.95% at December 31, 2010.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.

Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the trustee from the assets of the trust.

NOTE 3 — INVESTMENTS

For the year ended December 31, 2011, the Plan’s investments (including investments bought, sold and held during such period) appreciated or depreciated in value as follows:

Net appreciation (depreciation) in fair value as determined by quoted market prices:
Preferred stocks	$(703,251)
Common stocks	(31,272,119)
Registered investment companies	78,766,265

Net appreciation (depreciation) in fair value as determined by investee company/trustee:	46,790,895
Common/collective trust funds	(63,091,278)

Total net change in fair value	$(16,300,383)

The fair value of individual investments that represent 5% or more of Plan net assets is as follows:

	December 31, 2011	December 31, 2010
MFB NT Collective Russell 1000 Index Fund — Non Lending	$219,990,819	$235,701,276
MFB NT Collective Aggregate Bond Index Fund — Non Lending	293,784,830	266,849,987
MFO Prin Global Invs COLTV Invt TR Diversified Intl Eqty FD 50 BP Fee CL	147,318,002	175,198,638
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund F	210,685,581	268,651,480
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	201,623,074	206,810,467

NOTE 4 — RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of Harris Corporation and balances in common/collective trust funds that are managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions under the provisions of ERISA.

The Plan’s investments in Harris Corporation common stock (included with other common stock) and in common/collective trust funds managed by Northern Trust (included with other common/collective trust funds) are as follows:

	December 31, 2011		December 31, 2010
	Shares	Fair Value	Shares	Fair Value
Common stock
Harris Corporation common stock	2428447	$87,521,230	2423236	$109,772,591
Common/collective trust funds
MFB NT Collective Russell	17833238	219,990,819	19392898	235,701,276
1000 Index Fund — Non Lending
MFB NT Collective	2413216	293,784,830	2365125	266,849,987
Aggregate Bond Index Fund — Non Lending
MFB NT Collective	714930	98,059,751	758476	108,062,347
Extended Equity Index Fund — Non Lending
NT Collective S&P 500	53133	201,623,074	55654	206,810,467
Index Fund-DC-Non Lending (Tier J)
NTGI Coltv	2713403	2,713,403	2834041	2,834,040
Govt STIF Registered

During 2011, the Plan made the following purchases and sales of related party investments:

	Purchases	Sales
Common stock
Harris Corporation common stock	$12,516,334	$11,776,029
Common/collective trust funds
MFB NT Collective Russell
1000 Index Fund — Non Lending	62,525,985	82,813,193
MFB NT Collective
Extended Equity Index Fund — Non Lending	25,358,442	31,456,428
MFB NT Collective Aggregate Bond Index Fund — Non Lending	58,360,988	53,397,444
NT Collective S&P 500
Index Fund-DC-Non Lending (Tier J)	30,619,135	40,490,393
NTGI Coltv Govt STIF Registered	*	*

*	Activity in this fund represents overnight interest bearing deposits (sweeps) of otherwise un-invested daily cash.

On April 4, 2011, Harris Corporation, the Plan sponsor, acquired Carefx Corporation (“Carefx”). Prior to the acquisition, Carefx employees participated in the ADP Total Source Retirement Plan, a multiple employer retirement plan. Harris did not acquire the multiple employer plan, instead, assets in the ADP Plan attributable to Carefx employees were transferred to the Plan. As described in Note – 9 Transfers Into The Plan, the fair value of assets of the ADP Plan attributable to the Carefx employees totaling $4,085,428 were transferred into the Plan on September 2, 2011.

NOTE 5 — INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 21, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan has been restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as restated, is qualified and the related trust is exempt from taxation. On January 25, 2011, a request was filed with the Internal Revenue Service for a favorable determination that the Plan continues to be qualified under Section 401(a) of the Code and that the related trust continues to be exempt from taxation. The Plan has not received a response from the Internal Revenue Service with respect to this request.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 6 — CREDIT RISKS AND UNCERTAINTIES

Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 7 — FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.

The following section describes the valuation methodologies the Plan uses to measure financial assets at fair value.

In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include interest bearing cash, preferred stocks, common stocks and registered investment companies. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of preferred stocks, common stocks, common/collective trust funds and synthetic guaranteed investment contract wrappers. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2011 and 2010, there were no Level 3 assets held by the Plan.

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis at December 31, 2011 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$7,457,049	$—	$—	$7,457,049
Preferred stocks	1,327,188	277,031	—	1,604,219
Common stocks:
Information technology	176,260,372	—	—	176,260,372
Industrial	47,255,403	—	—	47,255,403
Consumer	89,026,674	—	—	89,026,674
Financial	56,686,572	—	—	56,686,572
Energy	53,885,299	—	—	53,885,299
Health care	45,252,579	—	—	45,252,579
Other	55,709,355	650,724	—	56,360,079

Total common stocks	524,076,254	650,724	—	524,726,978
Registered investment companies:
Small company funds	85,576,425	—	—	85,576,425
U.S. Government securities money market funds	72,824,202	—	—	72,824,202
Technology funds	60,630,325	—	—	60,630,325
Other funds	6,331,699	—	—	6,331,699

Total registered investment companies	225,362,651	—	—	225,362,651
Common/collective trust funds (a):
International equity funds	—	147,318,002	—	147,318,002
Index funds	—	1,135,928,803	—	1,135,928,803
Fixed income funds	—	752,582,641	—	752,582,641
Other funds	—	2,713,404	—	2,713,404

Total common/collective trust funds (a)	—	2,038,542,850	—	2,038,542,850
Synthetic guaranteed investment contract wrappers	—	333,759	—	333,759

Total Assets Measured at Fair Value	$758,223,142	$2,039,804,364	$—	$2,798,027,506

Assets measured at fair value on a recurring basis at December 31, 2010 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$9,069,510	$—	$—	$9,069,510
Preferred stocks	1,523,197	—	—	1,523,197
Common stocks:
Information technology	195,827,925	—	—	195,827,925
Industrial	50,288,305	—	—	50,288,305
Consumer	92,921,314	—	—	92,921,314
Financial	77,175,362	—	—	77,175,362
Energy	61,507,061	—	—	61,507,061
Health care	40,232,910	—	—	40,232,910
Other	60,862,987	—	—	60,862,987

Total common stocks	578,815,864	—	—	578,815,864
Registered investment companies:
Small company funds	93,267,064	—	—	93,267,064
U.S. Government securities money market funds	68,290,989	—	—	68,290,989
Technology funds	68,974,653	—	—	68,974,653
Other funds	8,880,039	—	—	8,880,039

Total registered investment companies	239,412,745	—	—	239,412,745
Common/collective trust funds (a):
Index funds	—	1,256,218,541	—	1,256,218,541
Fixed income funds	—	675,818,875	—	675,818,875
Other funds	—	13,106,127	—	13,106,127

Total common/collective trust funds (a)	—	1,945,143,543	—	1,945,143,543
Synthetic guaranteed investment contract wrappers	—	2,017,934	—	2,017,934

Total Assets Measured at Fair Value	$828,821,316	$1,947,161,477	$—	$2,775,982,793

(a)	Common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

NOTE 8 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with accounting principles generally accepted in the United States and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$2,824,425,047	$2,825,299,460
Benefits due to participants	(1,690,270)	(292,145)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	19,665,573	12,169,928

Net assets available for benefits per the Form 5500	$2,842,400,350	$2,837,177,243

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2011:

Benefits paid to participants per the financial statements	$178,133,050
Add: benefits due but unpaid at December 31, 2011	1,690,270
Less: benefits due but unpaid at December 31, 2010	(292,145)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$179,531,175

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2011:

Net change in Plan assets per the financial statements	$(874,413)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	(12,169,928)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	19,665,573
Benefits due but unpaid at December 31, 2011	(1,690,270)
Benefits due but unpaid at December 31, 2010	292,145

Net income and transfers in per the Form 5500	$5,223,107

NOTE 9 — TRANSFERS INTO THE PLAN

During 2011 the Plan received $4,085,428 in transfers into the Plan in connection with the Company’s acquisition of Carefx. Prior to the acquisition, Carefx participated in a multiple employer retirement plan. The Company did not adopt or become a participating employer in the multiple employer retirement plan. However, the fair value of assets in the multiple employer retirement plan attributable to the Carefx employees were transferred to the Plan effective September 1, 2011.

SUPPLEMENTAL INFORMATION

Harris Corporation Retirement Plan

E.I.N. 34-0276860

Plan Number 015

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

Value of Interest in Interest Bearing Cash
	Interest bearing cash	7457049		$7,457,049

	Total Value of Interest in Interest Bearing Cash			$7,457,049

Value of Interest in Preferred Stocks
	LIVING SOCIAL INC PFD STK SER F	6726		$51,723

	GENERAL MOTORS CO JR PFD CONV SER B 4.75%	38750		1,327,188

	ZYNGA INC SERIES C PFD	16060		225,308

	Total Value of Interest in Preferred Stocks			$1,604,219

Value of Interest in Common Stocks

	1ST HORIZON NATL CORP COM	186664		$1,493,312

	3M CO COM	41700		3,408,141

	ACXIOM CORP COM	139118		1,698,631

	ADR ASML HOLDING NV NY REGISTERED SHS	71000		2,967,090

	ADR BAIDU INC SPONSORED ADR	14700		1,712,109

	ADR BP P L C SPONSORED ADR	40556		1,733,363

	ADR PETROLEO BRASILEIRO SA PETROBRAS SPONSORED ADR	21800		541,730

	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	67200		4,911,648

	AKAMAI TECHNOLOGIES INC COM STK	4800		154,944

	ALEXION PHARMACEUTICALS INC COM	54700		3,911,050

	ALLERGAN INC COM	33000		2,895,420

	ALLSTATE CORP COM	88300		2,420,303

	ALTERA CORP COM	5900		218,890

	AMAZON COM INC COM	42221		7,308,455

	AMERICAN EXPRESS CO	97300		4,589,641

AMGEN INC COM	33100	2,125,351

ANADARKO PETRO CORP COM	36700	2,801,311

ANALOG DEVICES INC COM	47700	1,706,706

AOL INC COM STK	122707	1,852,876

APPLE INC COM STK	31800	12,879,000

APPLIED MATERIALS INC COM	125200	1,340,892

ARCHER-DANIELS-MIDLAND CO COM	62900	1,798,940

ASSOCTD BANC-CORP COM	96905	1,082,429

AT&T INC COM	150841	4,561,432

ATMEL CORP COM	255223	2,067,306

AUTODESK INC COM	18200	552,006

AVERY DENNISON CORP COM	31100	891,948

AVON PRODUCTS INC COM USD0.25	93300	1,629,951

BANK NEW YORK MELLON CORP COM STK	67500	1,343,925

BANK OF AMERICA CORP	283264	1,574,948

BAXTER INTL INC COM	14000	692,720

BEAM INC	39500	2,023,585

BIOGEN IDEC INC COM STK	7200	792,360

BLOCK H & R INC COM	34000	555,220

BOEING CO COM	57100	4,188,285

BORG WARNER INC COM	6073	387,093

BRISTOL MYERS SQUIBB CO COM	67700	2,385,748

BROADCOM CORP CL A	46700	1,371,112

C H ROBINSON WORLDWIDE INC COM NEW COM	21000	1,465,380

CABLEVISION SYS CORP CL A COM STK	59600	847,512

CALPINE CORP COM NEW STK	119786	1,956,105

CAMPBELL SOUP CO COM	43400	1,442,616

CAP 1 FNCL COM	32600	1,378,654

CARNIVAL CORP COM PAIRED	40600	1,325,184

CDN PAC RY LTD COM CDN PAC RY LTD	6900	466,923

CELGENE CORP COM	21500	1,453,400

CENTURYLINK INC COM	39475	1,468,470

CHEVRON CORP COM	66678	7,094,539

CHIPOTLE MEXICAN GRILL INC COM STK	2700	911,898

CHUBB CORP COM	16900	1,169,818

CIMAREX ENERGY CO COM	16100	996,590

CISCO SYSTEMS INC	110700	2,001,456

CLOROX CO COM	36800	2,449,408

COACH INC COM	33000	2,014,320

COMCAST CORP NEW-CL A	63500	1,505,585

COMM BANCSHARES INC COM	9284	353,906

COMPASS MINERALS INTL INC COM	27567	1,897,988

COMPUTER SCI CORP COM	67300	1,595,010

CONAGRA FOODS INC	62200	1,642,080

CONCHO RES INC COM STK	14160	1,327,500

CONOCOPHILLIPS COM	19200	1,399,104

COOPER INDUSTRIES PLC NEW IRELAND COM	39100	2,117,265

CORNING INC COM	90600	1,175,988

CROWN CASTLE INTL CORP COM STK	46200	2,069,760

DANAHER CORP COM	52452	2,467,342

DENBURY RES INC HLDG CO COM NEW	93543	1,412,499

DENTSPLY INTL INC NEW COM	15900	556,341

DIAMOND OFFSHORE DRILLING INC COM	31500	1,740,690

DST SYS INC COM	20962	954,190

DU PONT E I DE NEMOURS & CO COM STK	27300	1,249,794

DUKE ENERGY CORP NEW COM STK	72200	1,588,400

EBAY INC COM USD0.001	24100	730,953

EDWARDS LIFESCIENCES CORP COM	9200	650,440

EHEALTH INC COM STK	49083	721,520

EMC CORP COM	59800	1,288,092

EMERSON ELECTRIC CO COM	37100	1,728,489

ENTERGY CORP NEW COM	41900	3,060,795

EOG RESOURCES INC COM	13300	1,310,183

EURONET WORLDWIDE INC COM	71733	1,325,626

EXELIS INC	25700	232,585

EXELON CORP COM	67000	2,905,790

EXPRESS SCRIPTS INC COM	21800	974,242

EXXON MOBIL CORP COM	69026	5,850,644

F5 NETWORKS INC COM STK	28000	2,971,360

FACEBOOK INC COM “B”	15087	469,915

FACEBOOK INC COM A	5805	180,809

FASTENAL CO COM	15700	684,677

FIRST SOLAR INC COM	4000	135,040

FIRSTENERGY CORP COM	26035	1,153,351

FMC TECHNOLOGIES INC COM	65600	3,426,288

FORTUNE BRANDS HOME & SEC INC COM	36700	625,001

FOSSIL INC COM	7000	555,520

FRACTIONAL FIRST HORIZON NAT’L CORP	53820	—

FRKLN RES INC COM	12626	1,212,854

GAMESTOP CORP NEW CL A	96796	2,335,687

GEN MTRS CO COM	24500	496,615

GENERAL ELECTRIC CO	351200	6,289,992

GENUINE PARTS CO COM	22200	1,358,640

GENWORTH MI CANADA COM NPV	43650	878,787

GILEAD SCIENCES INC	14500	593,485

GOOGLE INC CL A CL A	14968	9,667,831

GRAINGER W W INC COM	15000	2,807,850

GROUPE AEROPLAN IN COM NPV	171100	2,006,319

GROUPON INC	23500	484,805

GUESS INC COM	36167	1,078,500

HARLEY DAVIDSON COM USD0.01	30700	1,193,309

HARMAN INTL INDS INC NEW COM STK USD0.01	37061	1,409,800

*HARRIS CORP COM	2428447	87,521,230

HERSHEY CO FORMERLY HERSHEY FOODS CORP TO 04/19/2005 COM	2800	172,984

HEWLETT PACKARD CO COM	84000	2,163,840

HOME DEPOT INC COM	82000	3,447,280

HONEYWELL INTL INC COM STK	50200	2,728,370

HUMAN GENOME SCIENCES INC COM	27400	202,486

ILL TOOL WKS INC COM	57600	2,690,496

ILLUMINA INC COM	61000	1,859,280

INFORMATICA CORP COM	15600	576,108

INGERSOLL-RAND PLC COM STK	30700	935,429

INTEGRATED DEVICE TECHNOLOGY INC COM	232500	1,269,450

INTERCONTINENTALEXCHANGE INC COM	20000	2,411,000

INTL FLAVORS & FRAGRANCES INC COM	23300	1,221,386

INTL PAPER CO COM	99596	2,948,042

INTUITIVE SURGICAL INC COM NEW STK	7000	3,241,070

ITT CORPORATION W/I	14600	282,218

JOHNSON & JOHNSON COM USD1	52700	3,456,066

JPMORGAN CHASE & CO COM	164624	5,473,748

JUNIPER NETWORKS INC COM	110579	2,256,917

KIMBERLY-CLARK CORP COM	40300	2,964,468

KINDER MORGAN MGMT	59042	—

KOHLS CORP COM	26000	1,283,100

LAREDO PETROLEUM HOLDINGS IN	17027	379,702

LAS VEGAS SANDS CORP COM STK	90500	3,867,065

LEGG MASON INC COM	65500	1,575,275

LIBERTY INTERACTIVE CORP INTERACTIVE COMSER A	59000	956,685

LINCOLN NATL CORP COM	57323	1,113,213

LINKEDIN CORP CL A	3700	233,137

LOCKHEED MARTIN CORP COM	17000	1,375,300

LOEWS CORP COM	13400	504,510

MACYS INC COM STK	43000	1,383,740

MAGELLAN HLTH SVCS INC COM NEW	14644	724,439

MARRIOTT INTL INC NEW COM STK CL A	34647	1,010,653

MARRIOT INTL FRAC CUSIP ORD REG	165249	—

MARSH & MCLENNAN CO’S INC COM	88000	2,782,560

MASCO CORP COM	85300	893,944

MASTERCARD INC CL A	5700	2,125,074

MATTEL INC COM	81400	2,259,664

MC CORMICK & CO INC COM NON-VTG	21400	1,078,988

MCGRAW-HILL COS COM USD1	51600	2,320,452

MCKESSON CORP	24900	1,939,959

MEADWESTVACO CORP COM	46800	1,401,660

MERCK & CO INC NEW COM	75400	2,842,580

MICROSOFT CORP COM	122200	3,172,312

MOLSON COORS BREWING CO CL B CL B	22000	957,880

MONEYGRAM INTL INC COM NEW COM NEW	42202	749,086

MONSANTO CO NEW COM	36300	2,543,541

MORGAN STANLEY COM STK USD0.01	43400	656,642

MURPHY OIL CORP COM	53000	2,954,220

MYRIAD GENETICS INC COM	74014	1,549,853

NATIONAL OILWELL VARCO COM STK	39000	2,651,610

NETAPP INC COM STK	24700	895,869

NETFLIX INC COM STK	15000	1,039,350

NEW GOLD INC CDA COM	150278	1,514,802

NEW YORK TIMES CO CL A ISIN #US6501111073	82800	640,044

NIKE INC CL B	31000	2,987,470

NISOURCE INC COM	115000	2,738,150

NORTHERN TR CORP COM	48200	1,911,612

NUANCE COMMUNICATIONS INC COM	40300	1,013,948

NUCOR CORP COM	61700	2,441,469

NYSE EURONEXT COM STK	41000	1,070,100

OCH-ZIFF CAP MGMT GROUP CL A SHS CL A	15100	126,991

OPENTABLE INC COM	13500	528,255

PALL CORP COM	5900	337,185

PARAMETRIC TECHNOLOGY CORP COM NEW	67123	1,225,666

PEABODY ENERGY CORP COM STK	33900	1,122,429

PEPSICO INC COM	34400	2,282,440

PEYTO EXPL & DEV CORP NEW COM	64320	1,540,648

PFIZER INC COM	139747	3,024,125

PINNACLE W. CAP CORP COM	28000	1,349,040

PNC FINANCIAL SERVICES GROUP COM STK	35700	2,058,819

PPL CORP COM ISIN US69351T1060	33900	997,338

PRAXAIR INC COM	39200	4,190,480

PRECISION CASTPARTS CORP COM	8600	1,417,194

PRICELINE COM INC COM NEW STK	10400	4,864,184

PROGRESS ENERGY INC COM	36100	2,022,322

QUALCOMM INC COM	124000	6,782,800

QUEST DIAGNOSTICS INC COM	24100	1,399,246

QUESTAR CORP COM	70600	1,402,116

RALPH LAUREN CORP CL A CL A	2500	345,200

RANGE RES CORP COM	13600	842,384

RED HAT INC COM	18800	776,252

REDWOOD TR INC COM	62700	638,286

REGENERON PHARMACEUTICALS INC COM	16000	886,880

REGIONS FINL CORP NEW COM	125900	541,370

SALESFORCE COM INC COM STK	52300	5,306,358

SANDISK CORP COM	22900	1,126,909

SCHLUMBERGER LTD COM COM	61314	6,831,956

SCHWAB CHARLES CORP COM NEW	145000	1,632,700

SIRONA DENTAL SYS INC COM STK	29452	1,297,066

SLM CORP COM	112700	1,510,180

SOUTHWESTERN ENERGY CO COM	54000	1,724,760

SPECTRA ENERGY CORP COM STK	42000	1,291,500

STANCORP FINL GROUP INC COM	42671	1,568,159

STAPLES INC COM	111800	1,552,902

STARBUCKS CORP COM	109500	5,038,095

STARWOOD HOTELS & RESORTS WORLDWIDE INC COM STK	30300	1,453,491

STRYKER CORP	16300	810,273

SUN LIFE FINANCIAL INC.	47000	870,440

SUN TR BANKS INC COM	83400	1,476,180

SUSQUEHANNA BANCSHARES INC PA COM STK	9395	78,730

TECO ENERGY INC COM	27800	532,092

TELEFONICA SA EUR1	51304	891,445

TEXAS INSTRUMENTS INC COM	26400	768,504

THE MADISON SQUARE GARDEN COMPANY	21750	622,920

THERMO FISHER CORP	45300	2,037,141

TIFFANY & CO COM	3100	205,406

TIME WARNER INC USD0.01	98100	3,545,334

TORCHMARK CORP COM	38145	1,655,112

UNION PAC CORP COM	16900	1,790,386

UNITED PARCEL SVC INC CL B	54800	4,010,812

UNITED TECHNOLOGIES CORP COM	10700	782,063

UNITEDHEALTH GROUP INC COM	23600	1,196,048

US BANCORP	140600	3,803,230

USG CORP COM NEW	36000	365,760

VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	11500	536,935

VCA ANTECH INC COM STK	61700	1,218,575

VERIZON COMMUNICATIONS COM	57834	2,320,300

VISA INC COM CL A STK	69000	7,005,570

VODAFONE GROUP ORD USD0.11428571	423000	1,176,061

VULCAN MATERIALS CO COM	51800	2,038,330

WALT DISNEY CO	76000	2,850,000

WASTE CONNECTIONS INC COM	45933	1,522,220

WELLS FARGO & CO NEW COM STK	148000	4,078,880

WEYERHAEUSER CO COM	49745	928,739

WHIRLPOOL CORP COM	38900	1,845,805

WHOLE FOODS MKT INC COM	7300	507,934

WPP PLC ORD GBP0.10	74500	782,097

XCEL ENERGY INC COM	66700	1,843,588

XYLEM INC W/I	29200	750,148

YAHOO INC COM	28600	461,318

ZYNGA INC	17000	159,970

Total Value of Interest in Common Stocks		$524,726,978

Value of Interest in Registered Investment Companies

MFO ALLIANZ FDS RCM TECHNOLOGY FD INSTL CL	1373591	$60,630,325

MFO HARTFORD SER FD INC SMALL CO HLS FD CL IA	5013264	85,576,425

MFO MONEY MKT OBLIGS TR FEDT GOVT OBLIGSFD INSTL SHS	72824202	72,824,202

MFO RESV INVT FDS INC	6331699	6,331,699

Total Value of Interest in Registered Investment Companies		$225,362,651

Value of Interest in Common/Collective Trust Funds

GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND A	5689428	$128,857,586

GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND B	2718711	55,394,827

GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND D	9638939	116,791,169

GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND F	16268654	210,685,581

GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND G	88481665	88,481,665

GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND K	5536883	64,039,880

GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND L	8042393	88,331,933

*MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	2413216	293,784,830

*MFB NT COLLECTIVE EXTENDED EQUITY INDEX FUND - NON LENDING	714930	98,059,751

*MFB NT COLLECTIVE RUSSELL 1000 INDEX FUND - NON LENDING	17833238	219,990,819

MFO BLACKROCK LIFEPATH INDEX 2015 NL F	2673252	38,441,360

MFO BLACKROCK LIFEPATH INDEX 2020 NL F	3660559	53,920,032

MFO BLACKROCK LIFEPATH INDEX 2025 NL F	3899497	58,765,422

MFO BLACKROCK LIFEPATH INDEX 2030 NL F	2911706	44,578,226

MFO BLACKROCK LIFEPATH INDEX 2035 NL F	2017696	31,415,526

MFO BLACKROCK LIFEPATH INDEX 2040 NL F	1774990	28,027,097

MFO BLACKROCK LIFEPATH INDEX 2045 NL F	1562320	25,043,983

MFO BLACKROCK LIFEPATH INDEX 2050 NL F	1063409	17,259,135

MFO BLACKROCK LIFEPATH INDEX 2055 NL F	50904	587,431

MFO BLACKROCK LIFEPATH INDEX RETMT NL F	1769161	24,432,118

MFO PRIN GLOBAL INVS COLTV INVT TR DIVERSIFIED INTL EQTY FD 50 BP FEE CL	963440	147,318,002

* NT COLLECTIVE S&P500 INDEX FUND-DC-NON LENDING (TIER J)	53133	201,623,074

*NTGI COLTV GOVT STIF REGISTERED	2713403	2,713,403

Total Value of Interest in Common/Collective

Trust Funds		$2,038,542,850

Value of Interest in Synthetic Guaranteed Investment Contract Wrappers

GIC NATIXIS FINANCIAL PRODUCTS CONTRACT NUMBER 1121-03 RATE 1.98% MATURITY 00/00/0000 SYNTHETIC WRAPPER		$—

JP MORGAN CHASE BANK NA CONTRACT NUMBER AHARRIS-01 RATE 2.71% MATURITY 00/00/0000 SYNTHETIC WRAPPER		208,142

STATE STREET BANK AND TRUST CO CONTRACT NUMBER 105004 RATE 2.03% MATURITY 00/00/0000 SYNTHETIC WRAPPER		17,845

PACIFIC LIFE INSURANCE CO. CONTRACT NUMBER G- 27236.01.0001 RATE 3.44% MATURITY 00/00/0000 SYNTHETIC WRAPPER		—

PRUDENTIAL LIFE INS. CO. CONTRACT NUMBER GA-62487 RATE 3.54% MATURITY 00/00/0000 SYNTHETIC WRAPPER		—

MONUMENTAL LIFE INSURANCE CO. CONTRACT NUMBER MDA00946TR RATE 3.28% MATURITY 00/00/000 SYNTHETIC WRAPPER		24,546

MONUMENTAL LIFE INSURANCE CO. CONTRACT NUMBER MDA01077TR RATE 3.31% MATURITY 00/00/000 SYNTHETIC WRAPPER		83,226

UNITED OF OMAHA LIFE INS CONTRACT NUMBER SVW-16176 RATE 2.72% MATURITY 00/00/0000 SYNTHETIC WRAPPER		—

Total Value of Interest in Synthetic Guaranteed Investment Contract Wrappers		$333,759

Value of Interest in Notes Receivable from Participants

*NOTES RECEIVABLE FROM PARTICIPANTS	3.25% TO 9.25% Maturing through 2026	$46,289,594

Total Value of Interest in Notes Receivable from Participants		$46,289,594

Total Investments including Notes Receivable from Participants		$2,844,317,100

Note: Cost information has not been included in column (d) because all investments are participant-directed.

*	Party-in-interest to the Plan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator

By:	/s/ Brenda D. Sheets
Brenda D. Sheets, Chairperson

Date: June 27, 2012